Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2026 and 2025
(expressed in thousands of United States dollars)
(Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Unaudited; Expressed in thousands of US dollars)

	Notes	March 31, 2026	December 31, 2025

ASSETS
Current
Cash and cash equivalents		$472,082	$391,874
Gold in trust	10b	1,938	1,938
Trade and other receivables	14b	93,075	76,796
Inventories	6	57,246	56,232
Other current assets		15,362	9,822
		639,703	536,662
Non-current
Cash in trust		3,606	3,517
Mining interests, plant and equipment	8	2,033,687	1,938,627
Other financial assets	7	38,615	28,015
Other long-term assets		—	159
Total assets		$2,715,611	$2,506,980
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	9	$138,296	$154,733
Income tax payable		122,677	77,309
Current portion of long-term debt	10	74,519	53,684
Current portion of deferred revenue	12	13,591	8,587
Current portion of provisions	11	7,767	7,608
Current portion of lease obligations		1,865	2,580
		358,715	304,501
Non-current
Long-term debt	10	464,120	465,778
Deferred revenue	12	228,714	192,226
Provisions	11	27,645	27,202
Deferred income taxes		55,633	54,576
Lease obligations		3,823	3,468
Other long-term liabilities		5,240	13,169
Total liabilities		$1,143,890	$1,060,920
Equity
Share capital	13a	$1,172,592	$1,168,974
Contributed surplus		421,220	421,412
Accumulated other comprehensive loss		(7,194)	(31,815)
Deficit		(14,897)	(112,511)
Total equity		$1,571,721	$1,446,060
Total liabilities and equity		$2,715,611	$2,506,980

Commitments and contingencies	Note 11d,14c

Approved by the Board of Directors and authorized for issue on May 6, 2026:

"David Garofalo" (Signed)	Director	"Neil Woodyer" (Signed)	Director
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Page | 2

Condensed Consolidated Interim Statements of Income (Loss) (Unaudited; Expressed in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2026	2025

Revenue	15	$372,479	$157,528

Cost of sales	16	(139,204)	(82,475)
Depreciation and depletion		(16,246)	(10,734)
Social contributions		(13,298)	(4,334)

Income from mining operations		203,731	59,985

General and administrative costs		(7,903)	(4,106)
Loss from investments in associates		—	(14)
Share-based compensation	13h	(7,602)	(3,784)
Other expenses	9	(9,177)	(535)

Income from operations		179,049	51,546

Loss on financial instruments	18	(1,762)	(16,628)
Finance income		3,383	2,336
Finance costs	17	(7,408)	(10,037)
Foreign exchange loss		(11,590)	(5,997)

Income before income tax		161,672	21,220

Income tax (expense) recovery
Current		(64,659)	(18,333)
Deferred		601	323

Net income		$97,614	$3,210

Net income attributable to:
Owners of the Company		$97,614	$2,368
Non-controlling interest		—	842
		$97,614	$3,210

Earnings per share attributable to owners of the Company – basic	13i	$0.47	$0.01

Weighted average number of outstanding common shares – basic		205,967,201	171,622,649

Earnings per share attributable to owners of the Company – diluted	13i	$0.47	$0.01

Weighted average number of outstanding common shares – diluted		209,099,493	172,299,011

See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Page | 3

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited; Expressed in thousands of US dollars)

		Three months ended March 31,
	Notes	2026	2025

Net income		$97,614	$3,210

Other comprehensive income (loss):

Items that will not be reclassified to profit in subsequent periods:
Unrealized gain (loss) on Gold Notes due to changes in implied credit spread (net of tax effect) ⁽¹⁾	10b	(3,642)	510

Items that may be reclassified to profit in subsequent periods:
Foreign currency translation adjustment (net of tax effect)		28,263	33,727

Other comprehensive income		24,621	34,237

Comprehensive income		$122,235	$37,447

Comprehensive income (loss) attributable to:
Owners of the Company		$122,235	$36,605
Non-controlling interest		—	842
		$122,235	$37,447
(1)The tax effect of the unrealized gain (loss) on Gold Notes due to changes in implied credit spread for the three months ended March 31, 2026, was an expense of $353 (March 31, 2025 - expense of $189).
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Page | 4

Condensed Consolidated Interim Statements of Equity (Unaudited; Expressed in thousands of US dollars, except share and per share amounts)

		Share Capital - common shares		Contributed surplus	Accumulated OCI	Deficit	Equity attributable to owners of the Company	Non-controlling Interest	Total equity
Three months ended March 31, 2026	Notes	Number	Amount
At December 31, 2025		205,532,283	$1,168,974	$421,412	$(31,815)	$(112,511)	$1,446,060	$—	$1,446,060
Exercise of options	13d	787,011	3,618	(907)	—	—	2,711	—	2,711
Share-based compensation	13h	—	—	715	—	—	715	—	715
Comprehensive income (loss)		—	—	—	24,621	97,614	122,235	—	122,235
At March 31, 2026		206,319,294	$1,172,592	$421,220	$(7,194)	$(14,897)	$1,571,721	$—	$1,571,721

	Notes	Share Capital - common shares		Contributed surplus	Accumulated OCI	Deficit	Equity attributable to owners of the Company	Non-controlling Interest	Total equity
Three months ended March 31, 2025
		Number	Amount
At December 31, 2024		171,034,256	$935,917	$213,960	$(160,450)	$(190,856)	$798,571	$284,536	$1,083,107
Exercise of options	13d	1,436,175	5,228	(916)	—	—	4,312	—	4,312
Exercise of warrants		746,250	3,088	—	—	—	3,088	—	3,088
Share-based compensation	13h	—	—	766	—	—	766	—	766
Non-reciprocal contributions to Soto Norte Project		—	—	(2,101)	—	—	(2,101)	2,101	—
Comprehensive income (loss)		—	—	—	34,237	2,368	36,605	842	37,447
At March 31, 2025		173,216,681	$944,233	$211,709	$(126,213)	$(188,488)	$841,241	$287,479	$1,128,720

See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Page | 5

Condensed Consolidated Interim Statements of Cash Flows (Unaudited; Expressed in thousands of US dollars)

		Three months ended March 31,
	Notes	2026	2025
Operating Activities
Net income		$97,614	$3,210
Adjusted for the following items:
Depreciation and depletion	8	16,150	10,528
Share-based compensation	13h	7,602	3,784
Finance costs	17	7,408	10,037
Loss on financial instruments	18	1,762	16,628
Unrealized foreign exchange loss (gain)		10,770	5,067
Income tax expense		64,058	18,010
Other	19	(2,349)	(272)
Payment of Deferred Share Units and Performance Share Units	13f,g	(26,509)	(1,524)
Precious metal stream deposit received	12a	40,016	—
Changes in non-cash operating working capital items	19	(31,541)	(13,586)
Operating cash flows before taxes		184,981	51,882
Income taxes paid		(26,171)	(5,121)
Net cash provided by operating activities		158,810	46,761
Investing Activities
Additions to mining interests, plant and equipment	8	(64,734)	(55,533)
Purchase of marketable securities	7b	(1,644)	—
Capitalized interest paid (net)	8	(10,943)	(5,031)
Net cash used in investing activities		(77,321)	(60,564)
Financing Activities
Repayment of Gold Notes	10b	(4,064)	(3,941)
Payment of lease obligations		(742)	(691)
Increase in gold in trust account		—	(234)
Proceeds from exercise of stock options and warrants, net of issuance costs		2,711	5,197
Net cash provided by (used in) financing activities		(2,095)	331
Impact of foreign exchange rate changes on cash and equivalents		814	768
Increase (decrease) in cash and cash equivalents		80,208	(12,704)
Cash and cash equivalents, beginning of period		391,874	252,535
Cash and cash equivalents, end of period		$472,082	$239,831
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Page | 6

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
1.    Nature of Operations
Aris Mining Corporation (the “Company” or “Aris Mining”), is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange ("NYSE") under the symbol “ARIS”.
Aris Mining is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia and Guyana. Aris Mining operates the Segovia and Marmato Mines and the Soto Norte Project in Colombia. Aris Mining also owns the Toroparu Project in Guyana.
2.    Basis of Presentation
These condensed consolidated interim financial statements, as approved by the Company's Board of Directors on May 6, 2026, have been prepared in accordance with International Accounting Standards (“IAS”)    34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures or are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2025 and 2024 (“annual financial statements”), which have been prepared in accordance with IFRS as issued by the IASB.
The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in US dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.
3.    Summary of Material Accounting Policy Information
The material accounting policies are the same as those applied in preparing the annual financial statements for the year ended December 31, 2025 other than those listed below. These financial statements comprise the financial results of the Company and its subsidiaries.
Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned, where necessary, to ensure consistency with the policies adopted by the Company.
New accounting policies
The Company has equity-settled and cash-settled share-based compensation plans under which it issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. During the three months ended March 31, 2026, the Company granted 143,889 restricted share units.
Restricted Share Units ("RSUs")
RSUs are an equity-based instrument introduced to the 2026 pay mix under the Company's long-term incentive plan for directors and employees. Each RSU represent the right for the holder to receive a cash payment (subject to withholding tax) when the RSUs have vested. RSUs are cash settled in accordance with their terms at the prevailing market price (the five-day volume weighted average price) of the shares on the vesting date.
The RSUs represent a financial liability as they can only be settled in cash once they have vested. As such, the RSU compensation expense is recognized at fair value over the vesting period with a corresponding amount recorded in other liabilities on the statement of financial position. The RSU liability is remeasured to its fair value using the closing share price at each period end with the change in fair value during the period recognized as share-based compensation.
New accounting standards issued and effective
IFRS 9 - Financial Instruments
On May 30, 2024, the IASB published amendments to IFRS 9 Financial Instruments ("IFRS 9") to clarify the derecognition requirements for financial instruments. The amendments clarify that financial assets are derecognized when the rights to receive contractual cash flows expire or the assets are transferred, and that financial liabilities are derecognized on the settlement date when the obligation is extinguished. The amendments also introduced an election allowing an entity to derecognize a financial liability prior to the settlement date when settling through an electronic payment system, provided specified conditions are met, including that the payment is irrevocable, the cash is no longer accessible, and settlement risk is insignificant. These amendments were adopted for annual periods beginning on or after January 1, 2026 and did not have a material impact on the Company's financial statements.

Page | 7

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
3.     Summary of Material Accounting Policy Information (cont.)
New accounting standards issued but not effective
IFRS 18 – Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. The adoption of IFRS 18 will not affect net income, but it will change how income and expenses are presented. Items of income and expenses in the statement of income will be classified into three new categories of operating, investing, and financing, with new subtotals presented. As a result of IFRS 18, amendments to IAS 7 Statement of Cash Flows were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 Earnings per Share were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.
4.    Significant Accounting Judgments, Estimates and Assumptions
Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the annual financial statements.

Page | 8

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
5. Segment Disclosures
Reportable segments are determined based on the geographic regions in which the Company’s projects are located. In determining it’s segment structure, the Company considers the basis on which the chief operating decision maker reviews the financial and operational performance, as well as whether the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has identified the Segovia and Marmato Mines in Colombia, the Toroparu Project in Guyana, the Soto Norte Project in Colombia, and corporate functions in Canada and other corporate entities as its reportable segments.

	Segovia	Marmato	Toroparu	Soto Norte	Corporate and Other	Total
	(Colombia)	(Colombia)	(Guyana)	(Colombia)	(Canada)
Three months ended March 31, 2026
Revenue	$339,061	$33,418	$—	$—	$—	$372,479
Cost of sales	(115,957)	(23,247)	—	—	—	(139,204)
Depreciation and depletion	(14,304)	(1,774)	—	—	(168)	(16,246)
Social contributions	(12,358)	(940)	—	—	—	(13,298)
Income from mining operations	196,442	7,457	—	—	(168)	203,731
Loss on financial instruments	—	—	—	—	(1,762)	(1,762)
Finance income	472	275	—	—	2,636	3,383
Finance costs	(622)	(143)	(1)	(19)	(6,623)	(7,408)
Income taxes	(61,532)	(2,879)	—	—	353	(64,058)
Segment net income (loss)	109,595	(5,882)	7	(2,145)	(3,961)	97,614
Capital expenditures	16,803	48,512	5,321	3,445	7	74,088
Three months ended March 31, 2025
Revenue	$138,383	$19,145	$—	$—	$—	$157,528
Cost of sales	(67,091)	(15,384)	—	—	—	(82,475)
Depreciation and depletion	(9,762)	(815)	—	—	(157)	(10,734)
Social contributions	(4,057)	(277)	—	—	—	(4,334)
Income from mining operations	57,473	2,669	—	—	(157)	59,985
Loss on financial instruments	—	—	—	—	(16,628)	(16,628)
Finance income	215	277	—	—	1,844	2,336
Finance costs	(542)	(65)	(2)	(29)	(9,399)	(10,037)
Income taxes	(17,156)	(1,043)	—	—	189	(18,010)
Segment net income (loss)	25,744	(6,048)	(16)	1,718	(18,188)	3,210
Capital expenditures	12,321	29,888	2,411	4,562	—	49,182
As at March 31, 2026
Non-current assets	$349,954	$625,910	$371,235	$612,033	$116,776	$2,075,908
Total assets	$489,262	$710,426	$372,677	$615,839	$527,407	$2,715,611
Total liabilities	$(230,408)	$(335,153)	$(86,296)	$7,648	$(499,681)	$(1,143,890)
As at December 31, 2025
Non-current assets	$337,020	$563,455	$366,028	$607,774	$96,041	$1,970,318
Total assets	$456,051	$604,401	$367,130	$610,644	$468,754	$2,506,980
Total liabilities	$(191,802)	$(263,834)	$(84,938)	$5,474	$(525,820)	$(1,060,920)

Page | 9

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
6.    Inventories

	March 31, 2026	December 31, 2025
Finished goods	$4,592	$6,063
Metal in circuit	2,459	2,705
Ore stockpiles	3,547	1,617
Materials and supplies	46,648	45,847
Total	$57,246	$56,232
During the three months ended March 31, 2026, the total cost of inventories recognized in the consolidated statements of income (loss) amounted to $124.7 million (March 31, 2025 - $76.1 million). As at March 31, 2026, materials and supplies are recorded net of an obsolescence provision of $5.7 million (December 31, 2025 - $5.5 million).
7.     Other Financial Assets

	March 31, 2026	December 31, 2025
McFarlane Lake Mining (a)	$7,639	$6,580
Denarius Metals (b)	30,976	21,435
Total	$38,615	$28,015
a) McFarlane Lake Mining Limited ("McFarlane")
The Company holds 82,023,746 common shares of McFarlane as a result of the sale of the Juby Gold Project, which are classified as FVTPL and revalued each period end based on the quoted closing market price.
During the three months ended March 31, 2026, the Company recognized a gain of $1.1 million in loss on financial instruments related to the change in fair value of the investment in the period (March 31, 2025 - $nil). The Company's investment in McFarlane is carried at $7.6 million as at March 31, 2026.
b) Denarius Metals ("Denarius")
The Company’s investment in Denarius is carried at $31.0 million at March 31, 2026. During the three months ended March 31, 2026, the Company recognized a gain of $8.1 million in gain (loss) on financial instruments related to the change in fair value of the investment for the period (three months ended March 31, 2025 - a loss of $0.2 million).

	Common shares	Warrants	Convertible Debenture	Total
Other financial asset as at December 31, 2024	$4,891	$151	$7,582	$12,624
Issuance of additional Denarius Debenture	—	—	102	102
Purchase of Denarius Debenture	1,167	262	—	1,429
Change in fair value	1,713	8	5,559	7,280
Other financial asset as at December 31, 2025	$7,771	$421	$13,243	$21,435
Purchase of Denarius marketable securities	1,644	—	—	1,644
Expired	—	(162)	—	(162)
Change in fair value	5,967	—	2,092	8,059
Other financial asset as at March 31, 2026	$15,382	$259	$15,335	$30,976

Page | 10

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
8.    Mining Interest, Plant & Equipment

	Plant and equipment	Right of Use assets	Construction in progress	Depletable mineral properties	Non-depletable development projects	Exploration projects	Total
Cost
Balance at December 31, 2025	$241,213	$17,990	$82,513	$591,369	$459,306	$1,117,466	$2,509,857
Additions	3,758	126	2,974	20,123	41,763	5,344	74,088
Disposals	(227)	(431)	—	—	—	—	(658)
Transfers	5,588	—	(5,486)	304	—	(406)	—
Change in decommissioning (Note 11)	—	—	—	(670)	—	60	(610)
Capitalized interest	—	—	—	—	17,150	—	17,150
Exchange difference	4,576	337	1,927	15,461	7,254	397	29,952
Balance at March 31, 2026	$254,908	$18,022	$81,928	$626,587	$525,473	$1,122,861	$2,629,779
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2025	$(115,393)	$(11,862)	$—	$(264,499)	$—	$(179,476)	$(571,230)
Depreciation and depletion	(5,658)	(791)	—	(9,701)	—	—	(16,150)
Disposals	166	431	—	—	—	—	597
Exchange difference	(2,849)	(242)		(6,218)	—	—	(9,309)
Balance at March 31, 2026	$(123,734)	$(12,464)	$—	$(280,418)	$—	$(179,476)	$(596,092)

Net book value at December 31, 2025	$125,820	$6,128	$82,513	$326,870	$459,306	$937,990	$1,938,627
Net book value at March 31, 2026	$131,174	$5,558	$81,928	$346,169	$525,473	$943,385	$2,033,687

	Plant and equipment	Right of Use assets	Construction in progress	Depletable mineral properties	Non-depletable development projects	Exploration projects ⁽¹⁾	Total
Cost
Balance at December 31, 2024	$177,194	$14,557	$67,294	$425,896	$287,446	$1,122,495	$2,094,882
Additions	9,487	3,281	32,296	63,138	111,800	24,747	244,749
Disposals	(1,938)	(1,784)	—	—	—	(23,887)	(27,609)
Transfers	30,603	—	(28,223)	19,941	(13,312)	(9,009)	—
Change in decommissioning (Note 11)	—	—	—	(6,681)	—	165	(6,516)
Capitalized interest	—	—	—	—	38,707	—	38,707
Exchange difference	25,867	1,936	11,146	89,075	34,665	2,955	165,644
Balance at December 31, 2025	$241,213	$17,990	$82,513	$591,369	$459,306	$1,117,466	$2,509,857
Accumulated Depreciation and Impairment Charges
Balance at December 31, 2024	$(83,512)	$(9,454)	$—	$(194,630)	$—	$(179,476)	$(467,072)
Depreciation and depletion	(16,702)	(2,721)	—	(34,661)	—	—	(54,084)
Disposals	1,065	1,780	—	—	—	—	2,845
Exchange difference	(16,244)	(1,467)	—	(35,208)	—	—	(52,919)
Balance at December 31, 2025	$(115,393)	$(11,862)	$—	$(264,499)	$—	$(179,476)	$(571,230)

Net book value at December 31, 2024	$93,682	$5,103	$67,294	$231,266	$287,446	$943,019	$1,627,810
Net book value at December 31, 2025	$125,820	$6,128	$82,513	$326,870	$459,306	$937,990	$1,938,627
(1)On September 29, 2025, the Company completed the sale of the Juby Project to McFarlane. The carrying value of the Juby Project on the date of disposition was $23.9 million (Note 13c).

Page | 11

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
8.    Mining Interest, Plant & Equipment (cont.)

	March 31, 2026	December 31, 2025
Capitalized Interest - Gold Notes (Note 10b)	$10,929	$25,590
Capitalized Interest - Deferred Revenue (Note 12a)	3,402	13,751
Capitalized Interest - Senior Notes (Note 10a)	2,805	—
Capitalized Interest - Other	14	(634)
Total	$17,150	$38,707
9.    Accounts Payable and Accrued Liabilities

	March 31, 2026	December 31, 2025
Trade payables related to operating, general and administrative expenses	$79,898	$102,636
Trade payables related to capital expenditures	21,111	11,873
Net Wealth Tax ⁽¹⁾	8,118	–
Other provisions	11,867	11,320
RSU, DSU and PSU liability (Note 13e,f,g)	17,302	28,904
Total	$138,296	$154,733
(1)On March 12, 2026, the Colombian Government enacted a one time Net Wealth Tax that is levied on the net equity of certain Colombia-domiciled entities which resulted in an expense of $8.1 million recorded in other expenses.
10.     Long-term Debt

	March 31, 2026	December 31, 2025
2029 Senior Notes (a)	454,703	443,265
Gold Notes (b)	83,936	76,197
Total	538,639	519,462
Less: current portion	(74,519)	(53,684)
Non-current portion	$464,120	$465,778
a)Senior Unsecured Notes due 2029 (“2029 Senior Notes”)
The key terms of the 2029 Senior Notes are summarized in the annual financial statements.

Amount
Carrying value of debt as at December 31, 2024	$452,864
Interest expense accrued	36,000
Interest expense paid	(36,000)
Accretion	1,481
Carrying value of debt as at December 31, 2025	$454,345
Interest expense accrued	6,195
Accretion (Note 17)	390
Capitalized interest	2,805
Carrying value of debt as at March 31, 2026	$463,735

Embedded derivative asset
Carrying value of embedded derivative asset as at December 31, 2024	$3,575
Change in FVTPL	7,505
Carrying value of embedded derivative asset as at December 31, 2025	$11,080
Change in FVTPL (Note 18)	(2,048)
Carrying value of embedded derivative asset as at March 31, 2026	$9,032

Total carrying value of the Senior Notes 2029 as at March 31, 2026	$454,703
Less: Current portion, represented by accrued interest	(15,000)
Non-current portion as at March 31, 2026	$439,703
Page | 12

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
10.     Long-term Debt (cont.)
b)Gold Notes
The key terms of the Gold Notes are summarized in the annual financial statements. The Gold Notes amortize on a quarterly basis, with final maturity in August 2027. The principal value of the Gold Notes as at March 31, 2026 was $23.6 million. The fair value of the Gold Notes was calculated using valuation pricing models as at March 31, 2026. Significant inputs used in the valuation model include a credit spread, risk free rates, gold prices, implied volatility of gold prices and recent trading history.

	Number of Gold Notes	Amount
Balance of Gold Notes as at December 31, 2024	43,839,952	$66,945
Principal repayments ⁽¹⁾	(16,132,117)	(16,132)
Change in fair value through profit and loss	—	24,093
Change in fair value through other comprehensive income due to changes in credit risk	—	1,291
Balance of Gold Notes as at December 31, 2025	27,707,835	$76,197
Principal repayments ⁽¹⁾	(4,063,816)	(4,064)
Change in fair value through profit and loss (Note 18)	—	8,514
Change in fair value through other comprehensive income due to changes in credit risk	—	3,289
Balance of Gold Notes as at March 31, 2026	23,644,019	$83,936
Less: current portion	(16,255,263)	(59,519)
Non-current portion as at March 31, 2026	7,388,756	$24,417
(1) During the three months ended March 31, 2026, the company also paid $10.9 million in interest and premium payments (three months ended March 31, 2025 - $5.1 million)
As at March 31, 2026, there were 968 ounces (December 31, 2025 - 968 ounces) of gold held in gold in trust with a carrying value of $1.9 million (December 31, 2025 - $1.9 million) to satisfy future principal payments under the terms of the Gold Notes.
11.    Provisions
A summary of changes to the provisions is as follows:

	Reclamation and rehabilitation ⁽ᵃ⁾	Environmental fees ⁽ᵇ⁾	Health plan obligations ⁽ᶜ⁾	Other ⁽ᵈ⁾	Total
As at December 31, 2024	$16,152	$4,796	$10,853	$—	$31,801
Change in assumptions	(6,495)	(11)	716	2,258	(3,532)
Settlement of provisions	(120)	(38)	(734)	(239)	(1,131)
Accretion expense	1,045	—	1,029	—	2,074
Exchange difference	2,405	886	1,924	383	5,598
As at December 31, 2025	$12,987	$5,633	$13,788	$2,402	$34,810
Change in assumptions	(610)	(6)	—	12	(604)
Settlement of provisions	(3)	—	(204)	—	(207)
Accretion expense (Note 17)	306	—	310	—	616
Exchange difference	274	134	332	57	797
As at March 31, 2026	$12,954	$5,761	$14,226	$2,471	$35,412
Less: current portion	(684)	(5,431)	(785)	(867)	(7,767)
Non-current portion	$12,270	$330	$13,441	$1,604	$27,645

Page | 13

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
11.    Provisions (cont.)
a)Reclamation and rehabilitation provision
As of March 31, 2026 and 2025, the Company estimated the inflated discounted and undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation as follows:

	March 31, 2026		December 31, 2025		March 31, 2026		December 31, 2025
	Discounted		Discounted		Undiscounted		Undiscounted
	USD	COP	USD	COP	USD	COP	USD	COP
	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)
Marmato	$3.6	13,059	$3.7	13,873	$33.5	122,968	$32.8	123,195
Segovia	7.8	28,474	7.7	29,073	16.4	60,190	16.0	60,067
Soto Norte	1.6	6,014	1.6	5,859	7.6	28,004	10.4	38,917
The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate
Marmato Mine	2043-2049	2.79%	13.27%
Segovia Operations	2026-2037	3.19%	13.36%
Soto Norte	2026-2054	3.65%	13.36%
b)Environmental fees
The Company’s mining and exploration activities at Segovia are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins. The local environmental authority in Segovia has issued two resolutions assessing COP 35.8 billion ($9.8 million), which the Company is disputing. The Company has a provision related to the present value of its best estimate of the potential liability for these fees:

	March 31, 2026		December 31, 2025
	USD	COP	USD	COP
	(expressed in millions)	(expressed in millions)	(expressed in millions)	(expressed in millions)
Environmental fees potential liability	$5.8	21,127	$5.6	21,150
c)Health plan obligations
The health plan obligation of COP 52.2 billion ($14.2 million) is based on an actuarial report prepared as at December 31, 2025 with an inflation rate of 5.0% and a discount rate of 9.2%. The Company is currently paying approximately COP 0.2 billion (approximately $0.1 million) monthly to fund the obligatory health plan contributions. At March 31, 2026, non-current cash in trust includes approximately $1.0 million deposited in a restricted cash account as security against this obligation (December 31, 2025 - $0.9 million).
d)Claims
In the ordinary course of business, the Company is involved in and potentially subject to various legal and tax actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.
12.    Deferred Revenue

	March 31, 2026	December 31, 2025
Marmato (a)	$158,305	$116,813
Toroparu (b)	84,000	84,000
Total	$242,305	$200,813
Less: current portion	(13,591)	(8,587)
Non-current portion	$228,714	$192,226

Page | 14

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
12.    Deferred Revenue (cont.)
a)Marmato
As part of the acquisition of Aris Holdings on September 26, 2022, the Company acquired the deferred revenue obligation associated with Aris Holdings' Precious Metals Purchase Agreement (the “Marmato PMPA”) with WPMI. During the period ended March 31, 2026, the Company received the $40.0 million installment deposit from WPMI following the achievement of the 50% construction milestone. Under the arrangement, WPMI will provide aggregate funding amount to $175.0 million, of which $133.0 million had been received, with the remaining $42.0 million receivable during the construction and development of the Marmato Bulk Mining Zone and carbon-in-pulp processing facility.
The contract will be settled by Marmato delivering precious metal credits to WPMI. The Company recognizes amounts in revenue as gold and silver are delivered under the Marmato PMPA. Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue.
Accretion is capitalized to the Marmato Bulk Mining Zone (Note 8). The following are the key inputs for the Marmato PMPA contract as of March 31, 2026:

Key inputs in the estimate	March 31, 2026	December 31, 2025
Financing rate	12.50%	12.50%
Gold price	$3,515 - $4,648	$3,137 - $4,069
Silver price	$45.26 - $71.65	$34.59 - $49.31
Remaining construction milestone timelines	2026	2026
Life of Mine	2040	2040
A summary of changes to the deferred revenue balance is as follows:

Total
As at December 31, 2024	$109,369
Recognition of revenue on ounces delivered	(4,370)
Cumulative catch-up adjustment	(1,937)
Accretion (Note 8)	13,751
As at December 31, 2025	$116,813
Receipt of deposit from WPMI	40,016
Recognition of revenue on ounces delivered	(1,015)
Cumulative catch-up adjustment (Note 15)	(911)
Accretion (Note 8)	3,402
As at March 31, 2026	$158,305
Less: current portion	(13,591)
Non-current portion as at March 31, 2026	$144,714
b)Toroparu
The Company is also party to a Precious Metals Purchase Agreement (“Toroparu PMPA”) with WPMI. The key terms of the Toroparu PMPA are summarized in the annual financial statements. The company recorded deferred revenue of $84.0 million, all non-current which represents the estimated future cash flows attributable to expected future gold and silver deliveries to WPMI.
13.    Share Capital
a)Authorized
Unlimited number of common shares with no par value.
b)Issued and fully paid
The movement in the Company's issued and outstanding capital during the periods is summarized in the consolidated statement of changes in equity.

Page | 15

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
13.    Share Capital (cont.)
c)Acquisition of Soto Norte Project
On December 12, 2025, the Company acquired the remaining 49% interest in the Soto Norte Project previously held by Mubadala, resulting in the Company owning 100% of the Soto Norte Project. As part of the transaction, the existing precious metals stream previously granted by the Soto Norte Project to Mubadala was terminated.
Total consideration for the acquisition of the remaining interest and termination of the precious metals stream was comprised of:
•$60.0 million in cash, of which $10.0 million related to the termination of the existing precious metals stream; and
•1,739,130 common shares issued to Mubadala, issued at a deemed price of $11.50, representing deemed consideration of $20.0 million. On December 12, 2025, the fair value of the common shares issued was determined to be $27.3 million, based on the closing share price of $15.71 per share.
Prior to the termination of the precious metals stream, the liability was recorded at a carrying value of $5.0 million. As a result of the termination, the Company recorded a loss of $5.0 million during the period ended December 31, 2025.
d)Stock option plan
The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis. A summary of the change in the stock options outstanding during the period ended March 31, 2026 and year ended December 31, 2025 is as follows:

	Options outstanding	Weighted average exercise price (C$)
Balance at December 31, 2024	6,555,599	$4.55
Options granted	2,593,426	5.72
Exercised (1)	(4,073,763)	4.60
Expired or cancelled	(289,354)	4.45
Balance at December 31, 2025	4,785,908	$5.14
Options granted	355,106	27.74
Exercised (1)	(787,011)	4.70
Expired or cancelled	(64,998)	7.78
Balance at March 31, 2026	4,289,005	$7.04
(1)The weighted average share price at the date stock options were exercised was C$27.08 for the period ended March 31, 2026 and C$11.32 for the period ended December 31, 2025.
The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

Assumption	Based on	Three months ended March 31, 2026	Year-ended December 31, 2025
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life	2.5%	2.9%
Expected life (years)	Weighted average life of previously transacted awards	3.0 years	3.0 years
Expected volatility (%)	Historical volatility of the Company's stock	46.0%	47.6%
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	Nil	Nil
The table below summarizes information about the stock options outstanding and the common shares issuable as at March 31, 2026:

	Options Outstanding			Options Exercisable
Exercise Prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
$1.00 - $5.00	1,274,405	$4.09	0.8	1,274,405	$4.09	0.8
$5.01 - $10.00	2,659,494	$5.71	1.7	1,352,837	$5.48	1.6
$10.01 - $30.00	355,106	$27.74	2.8	—	$—	—
Page | 16

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
13.    Share Capital (cont.)
e)RSUs
A summary of changes to the RSU during the period ended March 31, 2026 and the year ended December 31, 2025 is as follows:

	Units	Amount
Balance at December 31, 2025	—	$—
Granted and vested during the period	143,889	444
Change in fair value	—	(37)
Balance at March 31, 2026	143,889	$407
During the period ended March 31, 2026, 143,889 RSUs were granted for a weighted average fair value of C$27.74 (December 31, 2025 - C$nil).
f)Deferred share units ("DSUs")
A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the period ended March 31, 2026 and the year ended December 31, 2025 is as follows:

	Units	Amount	Weighted Average Fair Value (C$)
Balance at December 31, 2024	482,921	$1,692	$5.04
Granted and vested during the period	99,137	753	7.75
Change in fair value	—	7,004
Balance at December 31, 2025	582,058	$9,449	$16.23
Paid	(190,138)	(3,736)
Change in fair value	—	1,538
Balance at March 31, 2026	391,920	$7,251	$18.50
The DSU liability at March 31, 2026 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$25.83 ($18.50) (December 31, 2025 - C$22.51 ($16.23)) per share.
g)Performance share units ("PSUs")
A summary of changes to the PSU liability during the period ended March 31, 2026 and the year ended December 31, 2025 is as follows:

	Units	Amount
Balance at December 31, 2024	1,828,222	$3,750
Granted and vested in the period	867,178	2,925
Expired/cancelled	(64,620)	—
Paid	(363,523)	(2,221)
Change in fair value	—	28,139
Balance at December 31, 2025	2,267,257	$32,593
Granted and vested in the period	213,539	756
Expired/cancelled	(56,253)	—
Paid	(760,821)	(22,773)
Change in fair value	—	4,276
Balance at March 31, 2026	1,663,722	$14,852
Less: current portion recorded as accounts payable		(9,643)
Non-current portion recorded in other long-term liabilities as at March 31, 2026		$5,209
During the period ended March 31, 2026, 213,539 PSUs were granted for a weighted average fair value of C$27.74 (December 31, 2025 - C$5.68).

Page | 17

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
13.    Share Capital (cont.)
h)Share-based compensation expense

	Three months ended March 31,
	2026	2025
Stock-option expense	$715	$766
RSU expense	407	—
DSU expense	1,544	727
PSU expense	4,936	2,291
Total	$7,602	$3,784
i)Earnings (loss) per share

	Three months ended March 31, 2026			Three months ended March 31, 2025
	Weighted average shares outstanding	Net earnings (loss) attributable to owners	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss) attributable to owners	Net earnings (loss) per share
Basic EPS	205,967,201	$97,614	$0.47	171,622,649	$2,368	$0.01
Effect of dilutive stock-options	3,132,292	—		676,362	—
Diluted EPS	209,099,493	$97,614	$0.47	172,299,011	$2,368	$0.01
Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.
During the three months ended March 31, 2026, 355,106 stock options were excluded from the computation of diluted earnings per share. Instruments were excluded because either the exercise prices exceeded the average market value of the common shares or the impact of including the in the money securities were anti-dilutive to EPS.
14.    Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company has policies and processes in place to manage these risks, and these risks have not changed from the prior reporting period. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
a)Financial instrument risk
Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•Level 3 – inputs that are not based on observable market data.
The fair values of the Company’s cash and cash equivalents, cash in trust, accounts receivable, accounts payable and accrued liabilities, and, taxes payable approximate their carrying values due to their short-term nature.
The 2029 Senior Notes are recognized at amortized cost using the effective interest rate method. An observable fair value of the Company’s Senior Notes has been estimated using the trading value of the bonds which indicate a fair value of $454.7 million (carrying amount - $458.4 million).

Page | 18

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
14.    Financial Risk Management (cont.)
Financial assets and liabilities measured at FVTPL on a recurring basis include the DSU payable, PSU payable, gold notes, Senior Notes embedded derivative, and marketable securities which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the statements of financial position at fair value are categorized as follows:

	March 31, 2026		December 31, 2025
	Level 1	Level 2	Level 1	Level 2
Gold Notes (Note 10b)	$—	$83,936	$—	$76,197
RSU, DSU and PSU liabilities (Note 13e,f,g)	7,658	14,852	28,903	13,139
Senior Notes embedded derivative (Note 10a)	—	9,032	—	11,080
Investment in McFarlane (Note 7a)	7,639	—	6,580	—
Investment in Denarius (Note 7b)	15,644	15,332	8,195	13,240
At March 31, 2026, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.
b)Credit risk

	March 31, 2026	December 31, 2025
VAT receivable	$81,954	$63,495
Tax recoverable	2,275	4,013
Trade receivables	8,514	8,964
Other, net of allowance for doubtful accounts	332	324
Total	$93,075	$76,796
The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s filing process. As at March 31, 2026, the Company expects to recover the outstanding amount of current VAT receivable in the next 12 months.
Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to international customers from whom it receives 97.0% - 99.5% of the sales proceeds in the case of gold and silver, and 90% of sales proceeds in the case of concentrates, shortly after delivery of its production to an agreed upon transfer point in Colombia. The balance is received within a short settlement period thereafter, once final metal content has been agreed between the Company and the customer.
c)Liquidity risk
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at March 31, 2026. In addition to other commitments already disclosed, the Company’s undiscounted commitments including interest and premiums at March 31, 2026 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$260,973	$—	$—	$—	$260,973
Reclamation and closure costs	729	2,319	—	54,490	57,538
Lease payments	2,048	2,773	1,211	1,378	7,410
Gold Notes	64,632	29,781	—	—	94,413
Senior unsecured notes	36,000	558,000	—	—	594,000
Other contractual commitments ⁽¹⁾	19,044	21,559	2,422	—	43,025
Total	$383,426	$614,432	$3,633	$55,868	$1,057,359
(1)Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at March 31, 2026.
Page | 19

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
14.    Financial Risk Management (cont.)
Following receipt of funds under the Marmato and Toroparu PMPA, Aris Mining’s silver and gold production from the Marmato Mine and Toroparu Project is subject to the terms of the PMPA with WPMI.
d)Foreign currency risk
The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:
•Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through other comprehensive income (loss).
•Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the consolidated statements of income (loss).
The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2026 and 2025, the Company did not utilize derivative financial instruments to manage this risk.
The following table summarizes the Company’s net financial assets and liabilities denominated in Canadian dollars, Colombian pesos and Guyanese dollar (in US dollar equivalents) as of March 31, 2026 and December 31, 2025, as well as the effect on earnings and other comprehensive earnings of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	March 31, 2026	Impact of a 10% Change	December 31, 2025	Impact of a 10% Change
Canadian dollar (C$)	17,870	1,626	29,676	2,699
Colombian peso (COP)	113,776	10,344	91,727	8,339
Guyanese dollar (GYD)	1,485	134	1,008	91
e)Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.
The Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 10b). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:
•The Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•The failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.
As at March 31, 2026, the Company had no outstanding commodity hedging contracts in place.
15.    Revenue

	Three months ended March 31,
	2026	2025
Gold in dore	$363,813	$154,142
Silver in dore	5,869	1,658
Metals in concentrate	1,886	1,574
Variable Consideration Adjustments (Note 12a)	911	154
Total	$372,479	$157,528

Page | 20

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
16.    Cost of Sales

	Three months ended March 31,
	2026	2025
Production costs	$124,733	$76,116
Royalties	14,471	6,359
Total	$139,204	$82,475
17.    Finance Costs

	Three months ended March 31,
	2026	2025
Interest expense	$6,213	$9,057
Accretion of Senior Notes (Note 10a)	390	359
Accretion of lease obligations	189	125
Accretion of provisions (Note 11)	616	496
Total	$7,408	$10,037
18. Gain (Loss) on Financial Instruments

	Three months ended March 31,
	2026	2025
Financial Assets
Denarius common shares (Note 7b)	$5,967	$(787)
Denarius debenture (Note 7b)	2,092	553
Denarius warrants (Note 7b)	(162)	2
Embedded derivative asset in 2029 Senior Notes (Note 10a)	(2,048)	3,316
Investment in McFarlane common shares (Note 7a)	1,059	—
Other gain (loss) on financial instruments	(156)	(3)
Total Financial Assets	6,752	3,081
Financial Liabilities
Gold Notes (Note 10b)	(8,514)	(5,125)
ARIS.WT.A Listed warrants	—	(14,584)
Total Financial Liabilities	(8,514)	(19,709)
Total	$(1,762)	$(16,628)

Page | 21

Notes to the Condensed Consolidated Interim Financial Statements Three months ended March 31, 2026 and 2025 (Tabular amounts expressed in thousands of US dollars unless otherwise noted)
19.    Supplemental Cash Flow Information
The following table summarizes other adjustments for non-cash income statement items and changes in non-cash operating working capital items.

	Three months ended March 31,
	2026	2025
Other operating activities
Adjustment for non-cash income statement items:
Amortization of deferred revenue and cumulative catch-up	$(1,926)	$(1,222)
Change in provisions	(6)	18
Increase in cash in trust for health obligation	(8)	969
Materials and supplies inventory provision	7	—
Settlement of reclamation and rehabilitation, environmental, health Plan, and other provisions	(207)	(198)
Increase in cash in trust for Marmato labour obligation	(13)	(25)
Other	(196)	186
Total	$(2,349)	$(272)
Net change in non-cash working capital items:
Accounts receivable and other (excluding VAT receivable)	$5,596	$(33)
VAT Receivable	(15,530)	(11,760)
Inventories	311	(2,278)
Other current assets	(5,302)	(254)
Accounts payable and accrued liabilities	(16,616)	739
Total	$(31,541)	$(13,586)
Page | 22